N E W S R E L E A S E

August 31, 2011

Nevsun Drills 30m of 8.55% Copper Adjacent to Bisha Mine

Nevsun Resources Ltd. (TSX: NSU/NYSE Amex: NSU) is pleased to report the assays from the forty-three diamond drill holes at the hanging wall copper zone within its Bisha mining license in Eritrea. The hanging wall copper zone is immediately west of the Bisha Main deposit and partially within the current open pit limit but it is not included in the current resource or reserve estimate for Bisha.

Highlights

  Discovery of additional supergene mineralization
  Confirmation of near surface copper mineralization that is likely additional feed for the Bisha mill

Select Results Include:

  Hole B-395 – 30.0m at 8.55% Cu, from 34.5 meters to 64.5 meters
  Hole B-413 – 82.5m at 0.81% Cu, from 39.0 meters to 121.5 meters
  Hole B-398 – 45.5m at 0.95% Cu, from 52.5 meters to 98.0 meters
  Hole B-411 – 39.25m at 1.00% Cu, from 66.25 meters to 101.5 meters
  Hole B-410 – 28.5m at 1.06% Cu, from 40.5 meters to 69.0 meters

A two phase drill program was designed to define the extent and continuity of the previously identified copper mineralization located within the hanging wall of the Bisha deposit. Phase 1 of the program was completed in March 2011. The results were positive, and have provided valuable information on the extent and nature of the mineralization. Phase 2, focused on infilling the mineralization in order to calculate resources, will start in mid-September. Nevsun views the hanging wall mineralization as a potential source of supplemental feed for the processing plant at Bisha.

Detailed Phase 1 assay results are in the attached schedule together with a map of the hole locations. Assays from holes B-463, B-464, B-465 and B-466 reported on the map are still pending as drilling was delayed due to mine operations in the area.

Drill hole B-395 intersected a 30m lens of supergene copper mineralization grading 8.55% Cu that was not previously identified. The lens appears to be an extension of the northwest lens of Bisha that was faulted off and not previously identified. Hole B-395 was lost within the mineralized zone so B-396 was drilled 3m to the south to test the full depth extent of the lens, yielding 22m of 4.47% Cu. Holes B-463 and B-464 were then drilled 50m to the west. B-463 drilled over top of the lens but B-464 intersected 30m of supergene enriched massive sulphide. Assays for this hole are still pending.

The Company also completed a 16,000 meter diamond drill program on the Bisha Main deposit. The objective was to infill drill the inferred resources in the Bisha Main resource with the goal of upgrading the resources to the indicated category.  Results of this drill program are expected over Q3 and Q4 2011 with a second reserve re-statement targeted for Q4 2011.

Hole #	From(m)	To(m)	Length(m)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Azimuth	Dip
B-383	64.50	67.50	3.00	0.01	6.00	0.79	0.21	90	-45
B-384	60.00	67.50	7.50	0.01	1.00	0.80	0.07	90	-45
B-387	3.70	9.00	5.30	0.01	1.00	1.13	0.50	90	-45
and	55.50	63.00	7.50	0.01	1.00	0.70	0.07
B-388	54.00	64.50	10.50	0.01	1.00	0.88	0.05	90	-45
B-392	51.00	54.00	3.00	0.06	1.00	1.07	0.02	90	-45
and	61.00	66.00	5.00	0.01	1.00	1.84	0.03
B-394	37.50	57.00	19.50	0.01	1.23	0.70	0.02	270	-45
and	63.00	66.00	3.00	0.02	1.50	0.81	0.02
B-395	34.50	64.50	30.00	1.48	62.65	8.55	0.04	270	-45
incl.	46.50	55.50	9.00	0.94	72.83	22.39	0.09
B-396	46.50	69.00	22.50	0.54	19.84	4.47	0.03	270	-45
incl.	57.00	66.00	9.00	0.65	28.78	7.92	0.06
and	74.50	81.00	6.50	0.04	1.23	0.99	0.02
B-397	58.50	66.00	7.50	0.01	1.00	0.70	0.02	270	-45
incl.	58.50	61.50	3.00	0.01	1.00	1.28	0.02
B-398	31.50	33.00	1.50	0.04	1.00	1.33	0.06	270	-90
and	52.50	98.00	45.50	0.01	1.20	0.95	0.04
incl.	58.50	67.50	9.00	0.01	1.00	1.91	0.05
B-399	67.50	73.50	6.00	0.01	1.00	0.92	0.04	90	-45
B-400	63.00	72.00	9.00	0.01	1.00	1.32	0.03	80	-45
B-401	62.50	72.00	9.50	0.01	1.00	0.91	0.06	90	-45
B-402	58.50	68.60	10.10	0.01	1.15	0.83	0.03	90	-45
incl.	66.00	68.60	2.60	0.01	1.00	1.88	0.05
B-403	61.50	69.00	7.50	0.00	1.17	0.72	0.00	90	-45
B-404	57.00	58.50	1.50	0.01	1.00	0.73	0.01	90	-45
B-405	6.00	9.00	3.00	0.01	1.00	0.95	0.40	90	-45
B-406	63.00	73.50	10.50	0.02	1.00	2.04	0.09	90	-45
incl.	70.50	72.00	1.50	0.01	1.00	4.33	0.08
B-407	3.00	6.00	3.00	0.01	1.00	2.81	0.54	90	-45
and	70.70	81.00	10.30	0.01	1.00	0.85	0.01
B-409	4.30	10.50	6.20	0.01	1.00	1.30	0.65	90	-45
B-410	40.50	69.00	28.50	0.01	1.33	1.06	0.03	90	-45
B-411	66.25	105.50	39.25	0.01	1.09	1.00	0.02	90	-45
incl.	76.50	83.00	6.50	0.01	1.31	1.99	0.01
B-413	3.00	6.00	3.00	0.01	4.00	0.70	0.04	90	-45
and	39.00	121.50	82.50	0.01	1.11	0.81	0.01
incl.	91.50	105.00	13.50	0.01	1.00	1.61	0.00
B-414	6.00	7.50	1.50	0.01	1.00	1.19	0.14	270	-45
B-415	33.00	36.00	3.00	0.01	1.00	0.92	0.01	270	-90
B-416	43.50	90.00	46.50	0.01	1.00	0.52	0.02	90	-45
B-418	63.00	67.50	4.50	0.01	1.00	0.87	0.03	90	-45
B-420	72.50	86.00	13.50	0.01	1.00	1.32	0.01	90	-45
incl.	74.00	78.50	4.50	0.01	1.00	1.96	0.02
B-421	60.00	63.00	3.00	0.01	1.00	1.21	0.04	90	-45

Note. True thickness is estimated at approximately 90% of the drill intervals reported in the table.

Holes B-379, B-380, B-381, B-382, B-385, B-386, B-389, B-390, B-391, B-393, B-408, B-412, B-417 and B-419 showed no significant mineralization.

Assays results from drill holes and trenches that previously intercepted hanging wall copper mineralization were published in June 2005 and April 2006.

Darin Wasylik, Senior Geologist for Nevsun, a qualified person under National Instrument 43-101, supervised and directed all work associated with the drilling program.

Sample preparation and analysis were conducted at ALS Chemex of Vancouver, Canada.

Forward Looking Statements: The above contains statements regarding positive drill results, indications that the hanging wall copper zone is an extension of the Bisha Main zone, and is a potential source of supplemental feed to the Bisha plant. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. "Cliff T. Davis" Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com

MAP: LOCATIONS OF DRILL HOLES

339,000 mE
339,100 mE
339,200 mE
339,300 mE
339,400 mE
339,500 mE
339,600 mE
339,700 mE
1,716,400 mN
1,716,300 mN
1,716,200 mN
1,716,100 mN
1,716,000 mN
1,715,900 mN
1,715,800 mN
1,715,700 mN
1,715,600 mN
1,715,500 mN
1,715,400 mN
1,715,300 mN
N
B-393
B-391
B-392
B-394
B-463
B-464
B-395
B-396
B-465
B-466
B-397
B-398
B-399
B-413
B-400
B-411
B-414
B-415
B-416
B-412
B-410
B-418
B-417
B-420
B-421
B-419
B-406
B-407
B-408
B-409
B-390
B-401
B-402
B-403
B-404
B-405
B-389
B-388
B-387
B-382
B-383
B-384
B-385
B-386
B-381
B-380
B-379
HW Cu DDH Collar & Trace
pre-2011 DDH Collar
Topographical Contour- 1m Int.
Supergene Pit Outline
Primary Pit Outline
Bisha Ore Body